Exhibit 99.1

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Gaotu Techedu Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, no shareholder other than Ebetter International Group Limited beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023.

As of February 28, 2023, Ebetter International Group Limited beneficially owned 42.9% of the Company’s total outstanding shares and held 88.1% of the Company’s aggregate voting power. Ebetter International Group Limited is a private company incorporated in British Virgin Islands, which is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the beneficiaries of the trust. Under the terms of The Better Learner Trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Company held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 18, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.